STONE TAN CHINA ACQUISITION CORP.
Suite 1A, 11th Floor, Tower 1, China Hong Kong City
33 Canton Road. Kowloon, Hong Kong

October 8, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Stone Tan China Acquisition Corp. (the “Company”)
Registration Statement on Form S-4
(File No. 333-162073)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request that the above-captioned registration statement, together with all exhibits (the “Registration Statement”) be immediately withdrawn.

The Registration Statement was filed in connection with a proposed transaction that was to be presented to the Company’s stockholders for a vote at a special meeting on October 14, 2009.  The Company has announced its decision to cancel the special meeting and liquidate the Company.

The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

We would appreciate it if you would please provide a facsimile copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Fran Stoller, at (212) 214-0706.

If you have any questions or require further information, please contact Fran Stoller at (212) 407-4935.

Very truly yours,

Stone Tan China Acquisition Corp.

/s/ Richard Tan
Richard Tan
Chief Executive Officer